                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                        PHOENIX INFORMATION SYSTEMS CORP.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    719077109
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000



                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 48 Pages
                             Exhibit Index: Page 16

                                  SCHEDULE 13D
CUSIP NO. 719077109                                          PAGE 2 OF 48 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C Phoenix Partners

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  /x/
                                                     b.  / /

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  New York

                           7        Sole Voting Power
  Number of                                 23,944,999
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   23,944,999
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            23,944,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented By Amount in Row (11)

                                    44.34%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                          PAGE 3 OF 48 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Quantum Industrial Partners LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  /x/
                                                     b.  / /

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  23,944,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            23,944,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            23,944,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented By Amount in Row (11)

                                    44.34%

14       Type of Reporting Person*

                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                          PAGE 4 OF 48 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C Phoenix Holdings, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  /x/
                                                     b.  / /

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  23,944,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            23,944,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            23,944,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented By Amount in Row (11)

                                    44.34%

14       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                          PAGE 5 OF 48 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  /x/
                                                     b.  / /

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  23,944,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            23,944,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            23,944,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented By Amount in Row (11)

                                    44.34%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                          PAGE 6 OF 48 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH Management, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  /x/
                                                     b.  / /

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  23,944,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            23,944,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            23,944,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented By Amount in Row (11)

                                    44.34%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                          PAGE 7 OF 48 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  /x/
                                                     b.  / /

3        SEC Use Only

4        Source of Funds*

                  PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  23,944,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            23,944,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            23,944,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented By Amount in Row (11)

                                    44.34%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                          PAGE 8 OF 48 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Winston Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  /x/
                                                     b.  / /

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  23,944,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            23,944,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            23,944,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented By Amount in Row (11)

                                    44.34%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                          PAGE 9 OF 48 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Chatterjee Fund Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  /x/
                                                     b.  / /

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  23,944,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            23,944,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            23,944,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented By Amount in Row (11)

                                    44.34%

14       Type of Reporting Person*

                  IA; PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                         PAGE 10 OF 48 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Purnendu Chatterjee

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  /x/
                                                     b.  / /

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  23,944,999
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            23,944,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            23,944,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented By Amount in Row (11)

                                    44.34%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 11 of 48 Pages


                  This Amendment No. 8 to Schedule 13D relates to the shares of Common Stock, $.01 par value (the "Shares"), of Phoenix Information Systems Corp. (the "Issuer") and amends the initial statement on Schedule 13D dated December 16, 1994 and all prior amendments thereto (collectively, the "Initial Statement"). This Amendment No. 8 is being filed to report the acquisition of a Tranche E Note in the amount of $2,100,000 (the "Tranche E Note") and the subsequent conversion of the Tranche E Note into 1,400,000 Shares, as well as the acquisition of the Early Purchase Warrant (as such term is defined herein) in consideration for the accelerated funding and early conversion of the Tranche E Note. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Initial Statement. The information set forth in the Initial Statement is amended as set forth herein.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On December 9, 1994, Phoenix Partners and the Issuer entered into the Note Purchase Agreement, a copy of which is attached as Exhibit D to the Initial Statement. Pursuant to the Note Purchase Agreement, on March 15, 1996, Phoenix Partners and the Issuer entered into a letter agreement (the "March 1996 Letter Agreement"), a copy of which is attached as Exhibit AF hereto. Pursuant to the March 1996 Letter Agreement, Phoenix Partners, among other things, purchased from the Issuer a Tranche E Note in the principal amount of $2,100,000, a copy of which is attached as Exhibit AG hereto, using the working capital or personal funds of its partners. Concurrently therewith, Phoenix Partners converted the Tranche E Note into 1,400,000 Shares at a conversion price of $1.50 per share (subject to the issuance of additional shares upon adjustment of the conversion price as provided in the Tranche E
Note). In addition, pursuant to the March 1996 Letter Agreement and a warrant agreement between Phoenix Partners and the Issuer dated March 15, 1996, a copy of which is attached as Exhibit AH hereto, in exchange for the accelerated funding and early conversion of the Tranche E Note, for no additional consideration, Phoenix Partners received a warrant (the "Early Purchase Warrant") to purchase an additional 700,000 Shares at an exercise price of $3.00 per Share.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Phoenix Partners entered into the March 1996 Letter Agreement for investment purposes and pursuant to the terms of the Note Purchase Agreement. The March 1996 Letter Agreement provides that, depending on the number of the following goals that the Issuer can demonstrate have been fully and completely achieved within the time frames specified, the Conversion Price shall be deemed to have been, upon conversion, reduced to an amount or amounts agreed to by the parties, subject to a $1.00 per Share minimum conversion price:

         (a) Execution of a letter of intent with a second Chinese airline with at least three 737 class airplanes by April 30, 1996 which shall become a binding agreement approved by the Civil Aviation Administration in China ("CAAC") within 60 days from the date of execution.

         (b) The System becomes Fully Operational (as such term is defined in the March 1996 Letter Agreement) with Hainan Airlines by May 31, 1996.

         (c) Execution of a letter of intent with a second U.S. airline by May 31, 1996 which shall become a binding agreement within 60 days from the date of execution and which airline shall be in operation by July 31, 1996.

         (d)      Execution of a letter of intent with a CAAC carrier by May
                  31, 1996 which shall become a binding agreement within 60 days from the date of execution.

         (e) Completion of one or more financings aggregating $2.5 million or more by May 10, 1996, if common stock, at a price of $2.50 or more, or, if a convertible security, with a floor (minimum conversion price) of not less than $1.50.

                                                            Page 12 of 48 Pages


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number of Shares of which each of the Reporting Persons may be deemed a beneficial owner is 23,944,999 (approximately 44.34% of the total number of Shares which would be outstanding assuming the exercise or conversion by Phoenix Partners of all of the convertible securities that it holds). This number consists of (i) 15,659,999 Shares held by Phoenix Partners, (ii) 4,000,000 Shares issuable to Phoenix Partners upon exercise of the 4,000,000 warrants presently exercisable by Phoenix Partners pursuant to the terms of the Warrant Agreement, (iii) the 2,500,000 Shares issuable to Phoenix Partners pursuant to the terms of the Second Warrant Agreement, (iv) 600,000 Shares issuable upon exercise of the 600,000 warrants issued to Phoenix Partners pursuant to the Second Conversion Warrants, (v) 345,000 Shares issuable upon exercise of the warrant issued to Phoenix Partners pursuant to the February Warrant Agreement, (vi) 140,000 Shares issuable upon conversion of 140,000 warrants issued pursuant to the Additional Warrant Agreement and (vii) 700,000 Shares issuable upon conversion of the Early Purchase Warrant.

                  (c) Except as described in Item 4 hereof, which is incorporated in this Item 5(c) by reference, there have been no transactions in the Shares effected since February 16, 1996 (the date of the most recent filing on Schedule 13D).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as set forth above in Item 3, Item 4 and Item 5 hereto and as described in previous filings, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  (a) Joint Filing Agreement, dated as of December 16, 1994 by and between S-C Phoenix Partners, S-C Phoenix Holdings, L.L.C., Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Mr. George Soros, Winston Partners, L.P., Chatterjee Fund Management, L.P. and Dr. Purnendu Chatterjee (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

                  (b) Power of Attorney dated December 16, 1994 granted by Quantum Industrial Partners LDC in favor of Mr. Sean Warren (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

                  (c) Power of Attorney dated October 27, 1994 granted by Mr. George Soros in favor of Mr. Sean Warren (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

                                                            Page 13 of 48 Pages


                  (d) Power of Attorney dated November 18, 1994 granted by Winston Partners, L.P. in favor of Mr. Peter A. Hurwitz (filed as Exhibit J to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

                  (e) Power of Attorney dated November 18, 1994 granted by Chatterjee Fund Management, L.P. in favor of Mr. Peter A. Hurwitz (filed as Exhibit K to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

                  (f) Power of Attorney dated November 18, 1994 granted by Dr. Purnendu Chatterjee in favor of Mr. Peter A. Hurwitz (filed as Exhibit L to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

                  (af) Letter Agreement dated March 15, 1996, between S-C Phoenix Partners and Phoenix Information Systems Corp.

                  (ag) $2,100,000 Tranche E Note purchased from Phoenix Information Systems Corp. by S-C Phoenix Partners on March 15, 1996.

                  (ah) Warrant Agreement dated March 15, 1996, between S-C Phoenix Partners and Phoenix Information Systems Corp.

                                                            Page 14 of 48 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  March 22, 1996             S-C PHOENIX PARTNERS

                                  By:      S-C Phoenix Holdings, L.L.C.

                                           By:  /s/ Sean C. Warren
                                                --------------------------
                                                    Sean C. Warren
                                                    Manager


Date:  March 22, 1996             QUANTUM INDUSTRIAL PARTNERS LDC

                                  By:  /s/ Sean C. Warren
                                       ------------------------
                                           Sean C. Warren
                                           Attorney-in-Fact


Date:  March 22, 1996             QIH MANAGEMENT INVESTOR, L.P.

                                  By:      QIH MANAGEMENT, INC., general partner

                                           By:  /s/ Sean C. Warren
                                                ----------------------
                                                    Sean C. Warren
                                                    Vice President


Date:  March 22, 1996             QIH MANAGEMENT, INC.

                                  By:  /s/ Sean C. Warren
                                       -----------------------
                                           Sean C. Warren
                                           Vice President


Date:  March 22, 1996             S-C PHOENIX HOLDINGS, L.L.C.

                                  By:  /s/ Sean C. Warren
                                       -----------------------
                                           Sean C. Warren
                                           Manager

                                                            Page 15 of 48 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  March 22, 1996             GEORGE SOROS

                                  By:  /s/ Sean C. Warren
                                       -----------------------
                                           Sean C. Warren
                                           Attorney-in-Fact


Date:  March 22, 1996             WINSTON PARTNERS, L.P.

                                  By:  /s/ Peter A. Hurwitz
                                       -----------------------
                                           Peter A. Hurwitz
                                           Attorney-in-Fact


Date:  March 22, 1996             CHATTERJEE FUND MANAGEMENT, L.P.

                                  By:  /s/ Peter A. Hurwitz
                                       -----------------------
                                           Peter A. Hurwitz
                                           Attorney-in-Fact


Date:  March 22, 1996             PURNENDU CHATTERJEE

                                  By:  /s/ Peter A. Hurwitz
                                       -----------------------
                                           Peter A. Hurwitz
                                           Attorney-in-Fact

                                                            Page 16 of 48 Pages


                                  EXHIBIT INDEX

                                                                                                               Page

A.       Joint Filing Agreement, dated as of December 16, 1994 by and between
         S-C Phoenix Partners, S-C Phoenix Holdings, L.L.C., Quantum Industrial
         Partners LDC, QIH Management Investor, L.P., QIH Management, Inc.,
         Mr. George Soros, Winston Partners, L.P., Chatterjee Fund Management,
         L.P. and Dr. Purnendu Chatterjee (filed as Exhibit A to the Initial
         Statement and incorporated herein by reference)...........................................................

B.       Power of Attorney dated December 16, 1994 granted by Quantum
         Industrial Partners LDC in favor of Mr. Sean Warren (filed as
         Exhibit B to the Initial Statement and incorporated herein by reference)..................................

C.       Power of Attorney dated October 27, 1994 granted by Mr. George Soros in favor of Mr. Sean Warren (filed as Exhibit C to the Initial
         Statement and incorporated herein by reference)...........................................................

D.       Power of Attorney dated November 18, 1994 granted by Winston Partners,
         L.P. in favor of Mr. Peter A. Hurwitz (filed as Exhibit J to Amendment
         No. 1 to the Initial Statement and incorporated herein by reference)......................................

E.       Power of Attorney dated November 18, 1994 granted by Chatterjee Fund
         Management, L.P. in favor of Mr. Peter A. Hurwitz (filed as Exhibit K to Amendment No. 1 to the Initial Statement and incorporated herein by reference).............................................................................................

F.       Power of Attorney dated November 18, 1994 granted by Dr. Purnendu
         Chatterjee in favor of Mr. Peter A. Hurwitz (filed as Exhibit L to
         Amendment No. 1 to the Initial Statement and incorporated herein by reference).............................................................................................

AF.      Letter Agreement dated March 15, 1996 between S-C Phoenix Partners and Phoenix Information Systems Corp....................................................................17

AG.      Tranche E Note purchased from Phoenix Information Systems Corp.
         by S-C Phoenix Partners on March 15, 1996...............................................................21

AH.      Warrant Agreement dated March 15, 1996, between S-C Phoenix
         Partners and Phoenix Information Systems Corp...........................................................26
